Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands of dollars)

	Predecessor				Successor
										Three Months Ended
	Year Ended December 31,				Period From		Year Ended December 31,			March 31,
					December 4 to
					December 31,
	2005		2006		2007		2008		2009	2009		2010
Income (loss) before tax provision	28,379		33,692		549		5,945		(27,174)	135		(4,426)

Fixed charges
Interest expense	5,123		4,499		2,451		27,446		39,172	5,973		6,714
Amortization of deferred financing fees	—		—		145		1,941		1,772	483		532
Lease and charter	3,541		4,161		417		5,195		4,753	1,205		1,244

Total fixed charges	8,664		8,660		3,013		34,582		45,697	7,661		8,490
Income before tax provision plus fixed charges	37,043		42,352		3,562		40,527		18,523	7,796		4,064
Earnings (deficiency) to fixed charges	—		—		—		—		$(27,174)	—		$(4,426)
Ratio of earnings to fixed charges (a)	4.3	x	4.9	x	1.2	x	1.2	x	—	1.0	x	—

(a)	Ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose, “earnings” are defined as net income (loss) before taxes plus fixed charges. For this purpose, “fixed charges” consist of interest expense, amortization of deferred financing costs, and one third of lease expense.